September 25, 2009

 Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-7010

Attn: Mr. Mark Kronforst

RE:	4Kids Entertainment, Inc.

Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 17, 2008
Form 10-Q for Fiscal Quarter Ended September 30, 2008
Filed November 10, 2008
File No. 001-16117

Ladies and Gentlemen:

4Kids Entertainment, Inc. (the “Company” or “4Kids”) is responding to comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the supplemental comment letter dated August 7, 2009 referencing the supplemental comment letter dated June 18, 2009, referencing the supplemental comment letter dated February 18, 2009, referencing the supplemental comment letter dated January 23, 2009 and referencing the original comment letter dated December 5, 2008 from Mr. Mark Kronforst of the Commission to Alfred R. Kahn of the Company relating to the Company’s Form 10-K for Fiscal Year Ended December 31, 2007 and Form 10-Q for Fiscal Quarter Ended September 30, 2008, and the related supplemental comment letter dated December 30, 2008. The numbered paragraphs below correspond to the numbers of the paragraphs in which the comments were made. The Company has included below the text of the comment to which it is responding.

Additionally, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

Notes to Consolidated Financial Statements

Note 9. Related Party, Page 17

Comment: 1. Please revise the proposed disclosure in your July 27, 2009 response to comply with our June 5, 2009 letter, comment 3, with respect to the Microsoft Arrangement and any other collaborative arrangements reported on in filings with the Commission ( e.g., the Chaotic Agreement) to identify:

•	The deliverable in the arrangements;

•	The unit(s) of account and how they were determined; and

•	The accounting for each unit of account, including the classification, and timing, of recognition of consideration received and costs incurred.

Also, please revise your proposed disclosure under the Microsoft Arrangement to include your March 30, 2009 assertion that the arrangement’s counterparty is responsible for funding 50% of production costs plus “a marginal profit.”

Finally, please ensure that your disclosures include a discussion of the fact that the broadcast revenue is reported net of the participation payment to the counterparty. Separately, provide us with an accounting analysis that supports this presentation. As part of your analysis, explain to us why this net presentation is appropriate considering the gross presentation of the product revenue.

2.

We do not believe that your proposed application of EITF 07-1 [ASC Topic 808] for the payments between you and the counterparty to the arrangement is consistent with the requirements of that standard.  Your July 27, 2009 response appears to indicate that the production services that you provide under the arrangement to the counterparty are part of your major ongoing or central operations, notwithstanding that 50% of these costs (plus “a marginal profit” – see your March 30, 2009 letter) will be funded by the arrangement’s counterparty.  That is, your response appears to indicate that the production services 4Kids provides to the counterparty are a deliverable under the arrangement.  In these circumstances, and as we indicated in our July 27, 2009 letter, we believe the accounting specified in SOP 00-2 [ASC Topic 926] applies to both the revenues generated and costs incurred to produce and distribute the film.  See EITF 07-1, paragraphs 18 and 19 [ASC 808-10-45-3 and 4].  Please comply with our July 27, 2009 letter, comment 2.

3.	We are unable to identify disclosure responsive to our prior comment 4.

Response: We respectfully acknowledge the staff’s comments. After reconsidering our accounting for license representation contracts, we have concluded as follows:

i)	the contracts do not meet the criteria under ASC 808 (EITF 07-01) “Collaborative Arrangements” to be accounted for as a collaborative arrangement,
ii)

the licensors participation in the costs of production of Television programming is strictly a reimbursement of costs of production incurred by the Company and not revenue, accordingly, we will no longer reflect the participation as production service revenue with a corresponding production service expense,

iii)

since the impact of this change in application of generally accepted accounting principles will not have an impact on the Company’s net income or loss, or EPS, the Company will prospectively restate all periods presented in accordance with ASC 250 (SFAS 154) “Accounting Changes and Error Corrections”,

In reaching the aforementioned conclusions with respect to the Company’s representation contracts, the Company considered the revenue recognition requirements of ASC 808,”, and ASC 605-926 “Entertainment – Films” and the accounting for film costs contained in ASC 926 -20.

Certain of the Company’s representation contracts contain provisions for the production of animated television episodes based on the licensor’s property. The principal purpose of the television programming is to generate awareness for the licensor’s property. These contracts typically contain provisions for the licensor to reimburse the Company for costs incurred in the production of the television programming. The reimbursement may be in the form of reduced royalty fees owed the licensor under other provisions of the contract or in the form of direct cash reimbursement. The Company has accounted for this reimbursement as reduction of its film costs capitalized in accordance with ASC 926-20 (SOP 00-2). Additionally, the Company has recorded the reimbursement as service revenue with an equal amount as cost of production.

The ASC Master Glossary defines a collaborative arrangement as an arrangement that involves a joint operating activity involving two or more parties that are both active participants in the activity and are exposed to significant risks and rewards dependent on the commercial success of the activity. After analyzing the television clauses in the representation agreements with licensors, the Company determined that the licensor is not an active participant in the production of television programming. The licensor does not have a major impact or carry out any of the activities related to the television production or distribution. These activities are carried out solely by the Company. The licensor does not benefit from the advertising revenue the Company receives from broadcasting the program on air time purchased from television network because such advertising revenue is not subject to royalty payments. ASC 808-10-15-9 indicates that an entity that solely provides financial resources to the endeavor is generally not an active participant. Consequently, the Company concludes that the representation agreements it has entered into with its licensors to date are not collaborative arrangements. The Company will continue to review its representation contracts to determine if a collaborative arrangement exists in the future.

In addition to producing its own television programming, the Company provides production services to customers outside of its traditional licensing business. The Company typically bills for these services based upon an hourly rate that includes a marginal profit. The Company’s representation agreements that contain television broadcast rights for episodic television series typically contain provision for partial reimbursement of the cost of production of the television series by the licensor. In calculating the portion of the costs to be reimbursed by the licensor, the Company sets a preapproved budget using the hourly rates charged to customers for production services. The Licensor’s share of production costs can be paid by direct contribution through a payment schedule. The payments are due based on cash flow and not when the final product is delivered.

The Company has been accounting for the reimbursement of its production costs from the licensor as follows: (i) reduces its production costs for the specific series being developed in calculating its capitalized film costs, and (ii) records production service revenue for the amount of reimbursement with a corresponding equal charge to production service costs.

In reconsidering its accounting for these reimbursements, the Company believes that its treatment of the reimbursement as reduction of capitalized film costs is appropriate. These reimbursements are contained under overall representation contracts with licensors. Under these contracts, the Company will generate royalty revenue from third party licensees. Since the primary licensor (property owner) will also benefit from the increased awareness of the property, they are willing to contribute to the cost of the production of the programming. The Company believes that it is appropriate to account for the partial reimbursement of production costs as a reduction of its capitalized film costs which is amortized into the cost of revenue in accordance with ASC 926-20 (SOP 00-2).

The Company no longer believes that it should recognize reimbursements of its production costs under representation contracts as revenue with a corresponding charge to production service costs and it will revise its future filings accordingly. In accordance with ASC 250, the Company will also restate all prior periods presented. Since this restatement will not impact on the Company’s net earnings or loss, or EPS, the Company respectfully requests that it not amend its past filings for this accounting change. In making this assessment, the Company also considered the qualitative aspect of these adjustments as contemplated in SAB 99, specifically these adjustments did not effect the Company’s revenue or cost trends. The following table shows the summary impact in the consolidated statements of operations for the six month periods ending June 30, 2009 and 2008 and the years ended 2008 and 2007.

As originally reported:

	Six Months Ended June 30,		Years Ended December 31,
	2009	2008	2008	2007
Total net revenues	$14,593	$31,579	$63,669	$55,609
Total costs and expenses	28,283	44,917	95,386	81,378
Loss from operation	$(13,690)	$(13,338)	$(31,717)	$(25,769)

As restated:

	Six Months Ended June 30,		Years Ended December 31,
	2009	2008	2008	2007
Total net revenues	$12,572	$28,044	$56,917	$48,414
Total costs and expenses	26,262	41,382	88,634	74,183
Loss from operation	$(13,690)	$(13,338)	$(31,717)	$(25,769)

Supplemental Response for the “Chaotic” and “Viva Piñata” Property Agreements:

Listed below are the details relating to several of the Company’s representation agreements as well as the accounting treatment pertaining to the revenue streams.

“Chaotic” Property Agreement: On December 11, 2006, 4Kids Licensing, CUSA and Apex (collectively, the “Licensor”) entered into an amended and restated Chaotic Property Representation Agreement (“CPRA”) replacing the original Chaotic Property Representation Agreement entered into by the parties in April 2005. Under the terms of the CPRA, 4Kids Licensing is granted exclusive television broadcast and production, merchandising licensing, and home video rights to the “Chaotic” Property worldwide in perpetuity, subject to certain limited exceptions. Under the terms of the CPRA, all “Chaotic” related income less approved merchandising and other expenses shall be distributed 50% to the Company and 50% to CUSA and Apex, excluding trading card royalties which are distributed 55% to 4Kids Digital and 45% to CUSA. Additionally, all approved expenses for production of the television episodes based on the “Chaotic” property are allocated 50% to 4Kids and 50% to CUSA and Apex. Furthermore, 4Kids and the Licensor shall have mutual approval of the following with respect to the production of the episodes: (i) the bible (full description of show and its characters) (ii) the production budget, which is estimated in the range of $275,000 to $325,000 per episode (iii) the scripts (iv) the rendering and voices of the primary characters, and (v) the music and effects. The Company believes that these approval rights are not substantive and therefore, do no represent an active participation in the project. The Licensor’s share of production cost can be paid either by direct contribution by the Licensor or by means of a recoupment from the Licensor’s share of cash received from Property income.

4Kids and the Licensor will establish a $1,000,000 advertising and marketing budget with respect to the series which shall be equally funded cooperative advertising allowances obtained from licensees, through Property net income, or through equal contributions. There are no advertising commitments related to this contract.

The Company earns revenues from the Licensing, Broadcast, music and various other revenue streams noted above and the accounting for those revenues are listed below.

Licensing revenues, net of licensor participations, are recognized when the underlying royalties from the sales of the related products are earned. The Company recognizes guaranteed royalties, net of licensor participations, ratably over the term of the license or based on sales of the related products, if greater. Licensing advances and guaranteed payments collected but not yet earned by the Company are classified as deferred revenue in the Company’s consolidated balance sheets.

Television series initially produced for networks and first-run syndication are generally licensed to domestic and foreign markets concurrently or licensed to foreign markets with a one year delay from the domestic broadcast of the series. The length of the revenue cycle for episodic television varies depending on the number of seasons a series remains in active exploitation. Revenues arising from television license agreements, net of licensor participations, are recognized in the period that the films or episodic television series are available for telecast.

Revenues from home video and DVD sales, net of a reserve for returns, are recognized, net of licensor participations, on the date that video and DVD units are shipped by the Company’s distributor to wholesalers/retailers. Consistent with the practice in the home video industry, the Company estimates the reserve for returns based upon its review of historical returns rates and expected future performance.

Music revenues: Revenues from music sales, net of licensor participations, and net of a reserve for returns, are recognized on the date units are shipped by the Company’s distributor to wholesalers/retailers as reported to the Company. In the case of musical performance revenues, the revenue is recognized when the musical recordings are broadcast and/or performed.

Revenues from trading card sales, net of a reserve for returns and allowances, are recognized on the date cards are shipped by the Company’s distributor to wholesalers/retailers.

“Viva Piñata” Propery Agreement: On January 13, 2006, 4Kids Entertainment, Inc. and Microsoft (the “Licensor”) entered into a representation agreement for the rights to the “Viva Piñata” Property. Under the terms of the agreement, 4Kids is granted exclusive television broadcast and production, merchandising licensing, and home video rights to the “Viva Piñata” Property worldwide through December 31, 2013, subject to certain limited exceptions. All related income less approved expenses shall be distributed 50% to the Company and 50% to the Licensor. Additionally, the Licensor and 4Kids shall jointly produce the television series with at least 26 initial episodes. 4Kids and the Licensor shall have mutual approval of the following with respect to the production of the episodes: (i) the bible (full description of show and its characters) (ii) the production budget, which is estimated in the range of $250,000 per episode (iii) the scripts (iv) the rendering and voices of the primary characters, and (v) the music and effects. The Company believes that these approval rights are not substantive and therefore, do no represent an active participation in the project. The Licensor’s share of production cost can be paid by direct contribution through a payment schedule. The payments are due based on cash flow and not when the final product is delivered.

Additionally, Microsoft was contractually obligated to purchase $3 million in advertising on Fox Saturday morning children’s block programmed by the Company for each broadcast season that the ‘Viva Piñata’ show was aired. In June 2008, the Microsoft agreement was amended to eliminate Microsoft’s annual advertising purchase requirement in consideration for a one-time $1 million buy-out fee and a commitment to purchase $1 million in additional internet advertising over the following 12 month period.

The Company earns revenues from the Licensing, Broadcast, music and various other revenue streams noted above and the accounting for those revenues are listed below.

Licensing revenues, net of licensor participations, are recognized when the underlying royalties from the sales of the related products are earned. The Company recognizes guaranteed royalties, net of licensor participations, ratably over the term of the license or based on sales of the related products, if greater. Licensing advances and guaranteed payments collected but not yet earned by the Company are classified as deferred revenue in the Company’s consolidated balance sheets.

Television series initially produced for networks and first-run syndication are generally licensed to domestic and foreign markets concurrently or licensed to foreign markets with a one year delay from the domestic broadcast of the series. The length of the revenue cycle for episodic television varies depending on the number of seasons a series remains in active exploitation. Revenues arising from television license agreements, net of licensor participations, are recognized in the period that the films or episodic television series are available for telecast.

Revenues from home video and DVD sales, net of a reserve for returns, are recognized, net of licensor participations, on the date that video and DVD units are shipped by the Company’s distributor to wholesalers/retailers. Consistent with the practice in the home video industry, the Company estimates the reserve for returns based upon its review of historical returns rates and expected future performance.

Music revenues: Revenues from music sales, net of licensor participations, and net of a reserve for returns, are recognized on the date units are shipped by the Company’s distributor to wholesalers/retailers as reported to the Company. In the case of musical performance revenues, the revenue is recognized when the musical recordings are broadcast and/or performed.

In these revenue arrangements multiple deliverables are present. The Company considered ASC 605-25 (EITF 00-21Revenue Arrangements with Multiple Deliverables) to determine whether the delivered items should be considered as separate units of accounting. The revenues derived from merchandise licensing for both arrangements has value on a standalone basis. The goods could be sold without the existence of any of the other revenue streams. There is objective evidence of fair value of the item based on a set price, royalty rate and overall value of the product being sold. Additionally the performance of the undelivered item or license is probable and substantially in control of the vendor. As it relates to the other revenue streams the same methodology applies.

In accordance with SOP 00-2, the Company amortizes the costs of production for the film and television programming using the individual-film-forecast method under which such costs are amortized for each film or television program in the ratio that revenue earned in the current period for such title bears to management’s estimate of the total revenues to be realized from all media and markets for such title. 4Kids will record a receivable for Licensor’s share of the production costs incurred by the Company with a corresponding reduction in capitalized film costs. All exploitation costs, including advertising and marketing costs are expensed as incurred.

If you have further questions regarding these matters, it may be helpful to schedule a conference call to discuss these comments. Please feel free to contact me at (212) 758-7666.

Sincerely,

/s/ Bruce R. Foster

Bruce R. Foster

Executive Vice President and Chief Financial Officer

4Kids Entertainment, Inc.